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                                                                  EXHIBIT 11.1


                               TRITEAL CORPORATION
         STATEMENT REGARDING CALCULATION OF NET INCOME (LOSS) PER SHARE
                    (In thousands, except per share amounts)

                                                        Years Ended
                                                         March 31,
                                               --------------------------------
                                                1997        1996         1995
                                               ------     -------      -------
Net income (loss) ........................    $(1,910)    $(4,842)     $   116
                                              =======     =======      =======
Average common shares outstanding ........      7,520       3,493        4,011
Adjustments to reflect requirements of the
Securities and Exchange Commission
(Effect of SAB 83) .......................        908       2,492        2,492
Effect of assumed conversion of Series A
convertible preferred shares from date of
issuance .................................          -         727            -
                                              -------     -------      -------
Adjusted shares outstanding ..............      8,428       6,712        6,503
                                              =======     =======      =======
Net income (loss) per share(1) ...........     $ (.23)    $  (.72)     $  0.02
                                              =======     =======      =======


(1) Common equivalent shares are excluded from the computation for loss periods, as their effect is antidulitive, except that, pursuant to SAB 83, common shares and common equivalent shares issued during the 12 months prior to the Company's June 1996 initial public offering have been included in the calculation as outstanding for all periods prior to the initial public offering.